UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RADIAN GROUP INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-2691170
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

1601 Market Street, Philadelphia, PA	19103
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.001 par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

This Form 8-A/A amends and restates the Form 8-A filed by Radian Group Inc. on August 24, 1992. The terms the “we,” “us,” and “our” refer to Radian Group Inc.

Item 1.	Description of Registrant’s Securities to be Registered.

We are authorized to issue a total of 220,000,000 shares of our capital stock, with a par value of $0.001 per share. Of the authorized amount, 200,000,000 of the shares are designated as common stock and 20,000,000 of the shares are designated as preferred stock.

As of August 2, 2004, there were 92,756,215 shares of common stock issued and outstanding, and no shares of preferred stock were issued or outstanding.

Description of Common Stock

General. Each share of our common stock has the same rights and privileges. Holders of our common stock do not have any preferences or any preemptive, redemption, subscription, conversion or exchange rights. All of our outstanding shares of common stock are fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol “RDN.”

Voting Rights. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. There is no cumulative voting.

Dividends. Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of common stock are entitled to participate ratably in all dividends, payable in cash, stock or otherwise, that may be declared by our board of directors out of any funds legally available for the payment of dividends. Each such distribution will be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

Liquidation and Distribution. If we voluntarily or involuntarily liquidate, dissolve or wind-up, or upon any distribution of our assets, the holders of our common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of any series of preferred stock, all of the remaining assets available for distribution equally and ratably in proportion to the number of shares of common stock held by them.

Description of Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to provide for the issuance of shares of preferred stock in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, qualifications, privileges, limitations or restrictions, as may be determined by our board of directors and set forth in a certificate of designation. We may amend from time to time our certificate of incorporation and bylaws to increase the number of authorized shares of preferred stock or common stock or to make other changes or additions.

Anti-takeover Provisions

Certificate of Incorporation and Bylaws. Certain provisions of our amended and restated certificate of incorporation and bylaws summarized below may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for our securities. Our amended and restated certificate of incorporation and bylaws provide:

•	that directors can only be removed for cause and only upon the vote of the holders of shares entitled to cast a majority of the votes that all stockholders are entitled to cast in an election of directors;

•	that we may issue preferred stock with such rights, preferences, privileges and limitations as our board of directors may establish;

•	that special meetings of stockholders may only be called by the chairman of the board, a majority of the board of directors or the holders of a majority of the shares of common stock then outstanding;

•	advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors; and

•	procedures providing that a notice of proposed stockholder nominations for the election of directors must be timely given in writing to our secretary generally not less than 60 days before the meeting at which directors are to be elected.

Restrictions on Ownership Under Insurance Laws. The application of various state insurance laws could be a significant deterrent to any person interested in acquiring control of us. The insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled govern any acquisition of control of our insurance subsidiaries or of us. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common stock, unless the applicable insurance regulatory authorities determine otherwise.

Delaware General Corporation Law. The terms of Section 203 of the Delaware General Corporation Law apply to us because we are a publicly-traded Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that person became an interested stockholder, unless:

•	the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•	upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

•	on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.

Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or bylaws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. Our amended and restated certificate of incorporation does not exclude us from the restrictions imposed under Section 203.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management, and they could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

Item 2.	Exhibits.

Exhibit No.	Description

3.1+	Amended and Restated Certificate of Incorporation of Radian Group Inc.

3.2+	Bylaws of Radian Group Inc.

+	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

RADIAN GROUP INC.

Date: August 12, 2004	By:	/s/ Howard S. Yaruss
Name: Howard S. Yaruss
Title: Executive Vice President, Secretary and General Counsel